Exhibit   1.4

June 16, 2006

To:	The Shareholders of Canada Southern Petroleum Ltd.
Dear Shareholders:
     Attached you will find the offer of Canadian Superior Energy Inc. (“Canadian Superior”) to acquire all of the issued and outstanding shares of Canada Southern Petroleum Ltd. (“Canada Southern”) on the basis of 2.75 shares of Canadian Superior and Cdn. $2.50 cash for each share of Canada Southern. This offer is being made by Canadian Superior through its wholly owned subsidiary, Canadian Superior Energy Acquisition Inc.
     We believe that our offer provides Canada Southern shareholders tremendous immediate opportunity through participation in the development of Canadian Superior’s prospects in Trinidad where we will be drilling in the fourth quarter of this year and long term upside through your ongoing participation in Canada Southern’s interests in Northern Canada.
     The enclosed documents describe fully the terms and conditions of the offer along with detailed instructions for depositing your shares. Please review the enclosures carefully and if you have any questions on how to accept our offer, please consult your advisors or the Information Agent. If you require more information on Canadian Superior, please visit our website at www.cansup.com.
Sincerely,

/s/ Richard M. Watkins
President
Canadian Superior Energy Acquisitions Inc.
Suite 3300, 400 — 3rd Avenue S.W., Calgary, Alberta, Canada  T2P 4H2  Ph: (403) 294-1411  Fax: (403) 216-2374